Peace Arch Entertainment Group Inc.

Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(expressed in thousands of Canadian dollars)

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Auditors’ Report

To the Shareholders of

Peace Arch Entertainment Group Inc.

We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. as at August 31, 2006 and 2005 and the consolidated statements of earnings (loss), deficit and cash flows for the years ended August 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended August 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

November 27, 2006

Comments by Auditors for United States readers on Canada - U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements, or when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 30 to the financial statements. Our report to the shareholders dated November 27, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements and do not require a reference to a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

November 27, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

As at August 31, 2006 and 2005

(expressed in thousands of Canadian dollars)

	2006 $	2005 $

Assets

Cash and cash equivalents	1,216	1,428

Accounts and other receivables (note 4)	21,471	13,022

Inventory	1,830	-

Investment in film and television programming (note 5)	29,174	15,559

Prepaid expenses and deposits	370	163

Property and equipment (note 6)	571	399

Intangible assets (note 12)	1,875	-

Goodwill (note 11)	5,252	-

Deferred acquisition costs (note 26(f))	511	-

Restricted term deposits (note 16)	21,272	20,597

	83,542	51,168

Liabilities

Bank credit facility (note 7)	1,811	-

Production loans (note 8)	29,762	16,038

Accounts payable and accrued liabilities (note 9)	11,384	4,661

Deferred revenue	799	523

Future income tax liability (note 11)	883	-

Revenue guarantee obligation (note 16)	21,272	20,597

	65,911	41,819

Shareholders’ Equity

Capital stock (note 18)	21,760	9,889

Contributed surplus (note 19)	2,864	2,342

Warrants (note 20)	1,010	693

Other paid-in capital	680	680

Deficit	(8,683)	(4,255)

	17,631	9,349

	83,542	51,168

Nature of operations and going concern (note 1)

Commitments and contingencies (note 26)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

For the years ended August 31, 2006, 2005 and 2004

(expressed in thousands of Canadian dollars, except per share amounts)

	2006 $	2005 $	2004 $

Revenue	21,258	10,747	21,236

Expenses
Amortization of investment in film and television programming, and other production costs	8,432	8,636	18,774
Home entertainment direct costs	7,538	-	-
Selling, general and administrative	8,085	3,888	3,370
Other amortization	347	74	17

	24,402	12,598	22,161

Loss from operations before the undernoted	(3,144)	(1,851)	(925)

Interest income (note 16)	1,126	818	39
Interest expense (note 21)	(2,872)	(953)	(220)
Provision for obligation to issue shares (note 14)	-	-	(207)
Gain on sale of asset (note 10)	44	98	-
Foreign exchange gain (loss)	659	679	(575)
Gain (loss) on settlement of obligations (notes 14 and 18(a))	(41)	2,560	-
Recovery of selling, general and administration expenses (note 15)	-	145	427
Non-controlling interest (note 3)	-	(47)	-

(Loss) earnings before income taxes	(4,228)	1,449	(1,461)

Income tax recovery	108	-	977

Net (loss) earnings for the year	(4,120)	1,449	(484)

Net (loss) earnings per common share (note 22)
Basic	(0.19)	0.07	(0.03)

Diluted	(0.19)	0.07	(0.03)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

For the years ended August 31, 2006, 2005 and 2004

(expressed in thousands of Canadian dollars)

	2006 $	2005 $	2004 $

Deficit – Beginning of year	(4,255)	(35,442)	(34,958)

Effect of adoption of Accounting Guideline-15 (note 3)	-	53	-
Reduction in stated capital	-	29,707	-
Preference share dividends (note 18(a))	(308)	(22)	-
Net (loss) earnings for the year	(4,120)	1,449	(484)

Deficit – End of year	(8,683)	(4,255)	(35,442)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

For the years ended August 31, 2006, 2005 and 2004

(expressed in thousands of Canadian dollars)

	2006 $	2005 $	2004 $

Cash flows from operating activities
Net (loss) earnings for the year	(4,120)	1,449	(484)
Items not affecting cash
Amortization of film and television programming (note 5)	5,743	7,822	14,693
Income tax recovery	(108)	-	(989)
Other amortization	347	74	17
Amortization of deferred financing costs (note 13)	701	-	-
Provision for share issuance	-	-	207
Stock-based compensation and warrant costs	1,368	257	11
Gain (loss) on settlement of obligations	41	(2,560)	-
Non-controlling interest	-	47	-
Gain on sale of asset	(44)	(98)	-
Writedown of investment in film and television programming (note 5)	468	-	2,516
Investment in film and television programming	(18,755)	(5,031)	(14,754)
Changes in non-cash operating working capital (note 23)	(3,621)	(7,732)	2,029

	(17,980)	(5,772)	3,246

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc, net of cash acquired (note 11)	(7,234)	-	-
Property and equipment purchases	(168)	(51)	(71)

	(7,402)	(51)	(71)

Cash flows from financing activities
Bank credit facility	1,811	-	-
Issuance of term loan	3,500	-	-
Repayment of term loan	(3,500)	-	-
Issuance of preference shares	1,516	1,656	-
Issuance of warrants	-	693	-
Payment of preference share dividends	(211)	(22)	-
Issuance of common shares	8,624	-	47
Deferred financing costs (note 13)	(293)	-	-
Production loans	31,988	9,666	9,088
Repayment of production loans	(18,265)	(6,226)	(11,737)

	25,170	5,767	(2,602)

Decrease in cash and cash equivalents	(212)	(56)	573

Cash and cash equivalents – Beginning of year	1,428	1,484	911

Cash and cash equivalents – End of year	1,216	1,428	1,484

Supplemental cash flow information
Interest paid	1,608	717	657

Non-cash transactions (note 24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the Company) creates, develops, produces and distributes film, television and video programming for worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

During the year, the Company completed a private placement for net proceeds of $8.37 million, which was primarily to fund an acquisition and received funds from the exercise of Preferred Share warrants.  The Company is pursuing various financing initiatives, however there is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations. If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term to fund its continuing operations and meet its obligations as they come due.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant accounting policies

a)

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements include the accounts of Peace Arch Entertainment Group Inc. and all of its subsidiaries. All intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Certain film productions of the Company were undertaken in combination with other independent film producers. Each producer’s rights and obligations are set out in a co-production agreement.  The Company records all production costs less contributions from these co-producers as investment in film and television programming.

b)

Variable interest entities

The Company was required to adopt the Canadian Institute of Chartered Accountants’ (CICA) Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities”. AcG-15 provides guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity. Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through a controlling voting interest. AcG-15 requires a variable interest entity (VIE) to be consolidated by a company if that company is the primary beneficiary of that entity. An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the expected loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

The Company acquires from independent production entities various distribution rights to film properties either outright or by providing a non-refundable minimum guarantee against future revenues to be generated from its distribution activities. The Company has determined that these independent production entities are VIEs since they lack sufficient equity financing to support their business activities. The Company’s interest in a particular film, as represented by its non refundable minimum guarantees, is variable due to its participation in future distribution revenues of the production entity and can be significant. The Company’s maximum exposure to loss for any particular film is represented by its non-refundable minimum guarantee and is reflected in financial statements as investment in film and television programming.

c)

Revenue recognition

Revenue from the sale or licensing of films and television programs recognized upon meeting all recognition requirements of SOP-00-2.

Revenue from the sale of film and television programming rights and licence arrangements is recognized only when persuasive evidence of a sale or arrangement with a customer exists, the film is complete and the contractual delivery arrangements have been satisfied, the licence period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.

Fees for production services provided to third parties are recognized as revenue when the services are performed and there is reasonable assurance over the collection of the fees.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Home Entertainment revenue from the sales of videocassettes and digital video discs (DVDs), net of provision for estimated   returns and allowances, is recognized upon shipment to the customer.  Under revenue sharing arrangements, rental revenue is recognized when the Company is entitled to receipts and such receipts are determinable.  Revenues are recorded net of estimated returns, rebates and other allowances.  Provision for video returns is based on previous historical returns and estimated expected returns on a title-by-title basis.  There will be differences between estimated and actual returns.

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

d)

Cash equivalents

Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.

e)

Inventory

Inventory is comprised of videocassettes and DVDs and is valued at the lower of cost and net realizable value.  Cost is determined using the FIFO method.

f)

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television programming that has been produced by the Company or for which the Company has acquired distribution rights.

Costs of acquiring distribution rights and producing film and television programs are capitalized and amortized using the individual film forecast method, whereby capitalized costs are amortized, and ultimate participation costs are accrued, in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. For acquired film and television program titles, capitalized costs consist of minimum guarantee payments to the producer to acquire the distribution rights. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until the film or television program is complete. Production financing provided by third parties that acquire substantive participation is recorded as a reduction of the cost of the production.

Productions in progress represent the accumulated costs of productions that have not been completed or delivered by the Company.

Film and television programming in development includes the costs of acquiring film rights to books, stage plays, or original screenplays, and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, the development costs are reclassified to productions in progress.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Development costs are written off at the earlier of the date they are determined not to be recoverable, when projects under development are abandoned, or three years from the date of the initial investment.

For films, other than episodic television series, ultimate revenue includes estimates over a period not to exceed 10 years following the date of initial release. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later.

Revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For films, revenue estimates include licensing of television broadcast rights, sale of videocassettes and DVDs, and box office receipts. For television programs, revenue estimates include licensed rights to broadcast television programs. Ultimate revenue includes estimates of secondary market revenue for produced episodes only when the Company can demonstrate through its experience or industry norms that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licensed successfully in the secondary market. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programming may be required as a consequence of changes in management’s future revenue estimates.

The carrying amount of investment in film and television programming, including acquired film rights, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value of the film or television program is determined using management’s estimates of future revenues and costs under a discounted cash flow approach. A writedown is recorded equivalent to the amount by which the carrying amount exceeds the estimated fair value of the film or television program.

g)

Advertising and marketing expenses

The costs of advertising and marketing are expensed as incurred.

h)

Property and equipment

Property and equipment are stated at cost less accumulated amortization; amortization rates are as follows:

Computers, furniture and equipment	20% declining balance
Production equipment	20% declining balance
Leasehold improvements	Lease term plus one renewal period

An impairment loss is recognized when facts and circumstances indicate the carrying amount of a long-lived asset is not recoverable, and is measured as the amount by which the carrying value of an asset exceeds its fair value.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

i)

Goodwill

Goodwill represents the excess of acquisition costs over the tangible and intangible assets acquired and liabilities assumed in businesses acquired by the Company. Goodwill is reviewed for impairment at least annually on the anniversary date of the acquisition.

The impairment test follows a two-step approach.  The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary.  Under the first step, goodwill is considered potentially impaired if the value of the reporting unit is less than the reporting unit’s carrying amount, including goodwill.  Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated.  The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit.

j)

Intangible assets

Intangible assets represent the fair value assigned to brand and customer relationship assets associated with the acquisition of kaBOOM! Entertainment Inc. and are amortized on a straight-line basis over a period of five to six years from the date of acquisition.  The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.  An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.  If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  The Company determined that the estimated useful lives of the intangible assets reflect the current estimated useful lives.

k)

Deferred financing fees

Financing fees relating to a term loan and letters of credit that remain outstanding are deferred and amortized to operations on a straight-line basis over the term of the financing arrangements.

l)

Income taxes

Future income taxes are provided for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be realized, it provides a valuation allowance against the excess.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

m)

Foreign currency translation

Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Resulting translation gains and losses are included in the consolidated statement of earnings.

Translation gains and losses of integrated foreign operations are included in the determination of earnings.

n)

Net earnings (loss) per common share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share, if anti-dilutive. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

o)

Government assistance

Refundable tax credits are recorded as a reduction of the cost of related films. Tax credits are recognized when there is reasonable assurance that the amount claimed will be received.

p)

Stock-based compensation

The Company recognizes stock-based compensation expense for all employee and non-employee stock-based compensation transactions using a fair value based method.  A description of the Company’s employee stock-based compensation plan is disclosed in note 18.

The Company measures the fair value of non-employee stock-based compensation on the earliest date of  the following (i) the counterparty’s performance is complete, (ii) a commitment for performance from the counterparty to earn the equity instrument is reached and (iii) on the grant date of the equity instruments if they are fully vested and non forfeitable at that date. If the measurement date is determined to be a date other than the date the equity instruments vest, the carrying value of the equity instruments will be adjusted to the fair value at the reporting date until the date all variables have been determined.

q)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates and the difference may be material.

Investments in film and television programming are carried at the lesser of unamortized capitalized cost and estimated fair value determined on a title-by-title basis. Future changes in general economic conditions, market preferences and other factors may result in the carrying value of a particular title becoming impaired as management may revise its estimates of the ultimate revenue to be received in respect of each title and results may materially differ from these estimates.

r)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

s)

Operating cycle

As the Company’s principal activity is the development, production and distribution of films and television programming for which the normal operating cycle exceeds one year, the Company maintains a non-classified balance sheet.

Consolidation of Variable Interest Entities

In evaluating its arrangements with the independent production entities for the acquisition of its distribution rights and all other arrangements with variable interest entities which have been identified, the Company has determined that it is exposed to greater than 50% of the expected losses or a majority of the expected returns in arrangements with two independent productions and therefore is considered the primary beneficiary of these entities. As a result, the Company has consolidated the assets, liabilities and operating results of PA Heartstopper Films Inc. and PA Warterra Films Inc. as indicated in the following table;

Total VIE Balances $

Cash	(5)
Accounts receivable	1,226
Investment in film and television programming	995
Production loans	(1,849)
Accounts payable and accrued liabilities	(367)

The Company has determined that its rights to the remaining acquired film properties do not expose the Company to the majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees to the various production entities is $12,118,000.

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

During the year ended August 31, 2005, the Company determined that PAPDC (note 15) was a VIE according to AcG-15. Following the sale of PAPDC to a third party the Company continued to have a variable interest in PAPDC. It was determined that the Company was required to absorb the majority of the expected losses of PAPDC resulting in the Company being considered the primary beneficiary of PAPDC. The Company therefore was required to consolidate the assets, liabilities and operating results of PAPDC from December 1, 2004, without restatement of prior periods. The Company consolidated an investment in film and television balance of $1,681,000, accounts payable and accrued liabilities of $474,000 and a further liability of $1,467,000.

The consolidation of PAPDC under AcG-15 resulted in a cumulative increase of the Company’s deficit of $53,000, an increase in revenue of $28,000 and selling, general and administrative expenses of $9,000, and resulted in an increase in other amortization, gain on sale of asset, and non-controlling interest of $37,000, $65,000 and $47,000, respectively, relating to operating activity from the effective date of the adoption of this policy on December 1, 2004.

Accounts and other receivables

	2006 $	2005 $

Trade receivables	16,322	6,921
Tax credits receivable	5,149	6,101

	21,471	13,022

The Company borrows from financial institutions to make films. These financial institutions sometimes require receivables from one film to be pledged as security against loans relating to another film. At August 31, 2006, $4,646,000 (2005 - $6,640,000) of the trade receivables and tax credit receivables are cross-collateralized against various financial institution loans of $7,763,000 (2005 - $7,446,000) (note 8).

Tax credits receivable are Canadian federal and provincial government refundable tax credits related to specific film productions made in Canada. Management records a tax credit receivable when there is reasonable assurance that the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.  During the year, the tax credit proceeds for certain productions were less than those initially estimated by $521,000.

Trade receivables include $73,000 that is not due until after August 31, 2007.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

The components are as follows:

			2006			2005
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	63,484	48,146	15,338	55,023	42,398	12,625
Productions in progress	5,503	-	5,503	-	-	-
In development	500	-	500	740	-	740
Television programming
Released	9,305	5,023	4,282	6,744	4,560	2,184
Productions in progress	3,401	-	3,401	10	-	10
In development	150	-	150	-	-	-

	82,343	53,169	29,174	62,517	46,958	15,559

a)

The Company estimates that approximately 97% of unamortized cost at August 31, 2006, relating to released theatrical films and television programming, will be amortized during the year ending August 31, 2007 and 100% will be amortized during the three-year period ending August 31, 2009.

b)

As at August 31, 2006, the Company has $662,000 (2005 - $119,000) accrued participation costs that it expects to pay in the year ending August 31, 2007 (note 9).

c)

Interest and financing charges capitalized to the cost of film production during the year ended August 31, 2006 amounted to $1,111,000 (2005 - $747,000).

d)

The Company reviews future revenue projections supporting the carrying value of its investment in film and television programming in accordance with its accounting policy described in note 2(f). During the year ended August 31, 2006,  lower estimates of future revenue projections with reference to the anticipated market conditions for one of the films resulted in a writedown of $468,000 (2005 - $nil). For the year ended August 31, 2004, lower estimates of future revenue projections with reference to then current and anticipated market conditions resulted in a writedown of $2,516,000. The writedowns are included in amortization of investment in film and television programming and other production costs on the statements of earnings.

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Property and equipment

			2006			2005
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	422	124	298	147	35	112
Production equipment	286	63	223	350	73	277
Leasehold improvements	92	42	50	12	2	10

	800	229	571	509	110	399

Bank credit facility

The Company has a bank credit facility with a Canadian bank to a maximum amount of $2,500,000. The credit facility bears interest at the prime rate of interest plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At August 31, 2006, there was $689,000 available under the facility.

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Loans comprise the following:

	2006 $	2005 $

Bank and other financial institution loans (a)	20,827	13,808
Interim bridging loans (b)	5,577	2,230
Loan from a related party (c), (note 29(e))	2,839	-
Vendor financing arrangement (d)	519	-

	29,762	16,038

The Company expects $26,923,000 of the loans to be repaid in the year ended August 31, 2007 and $2,839,000 to be repaid in the year ended August 31, 2008.

a)

Bank and other financial institution loans

The Company borrows from banks and other financial institutions to finance the costs of film production and film distribution rights acquisitions. Repayments may be solely due from cash flows, as they are received, derived from the revenue of each film or sometimes across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collaterized across a number of films.

Of the loans outstanding, $11,648,000 (US$10,538,000) (2005 - $8,498,000 (US$7,159,000)) is denominated in United States dollars. Loans from banks bear interest at rates ranging from the particular bank’s United States dollar base rate plus 1.5% to plus 3.25%. The Company has several loans outstanding from other institutions which bear interest at the rate of LIBOR plus 0.75 % to plus 3.25% and a loan of US$250,000 which bears interest at the rate of 11.0% per annum. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate minus 0.5% to plus 2%. As at August 31, 2006, the weighted average interest rate of the loans outstanding was 6.26% (2005 – 9.1%).

During the year ended August 31, 2006, several loans totalling $3,416,000 (US$3,090,000) (2005 - $686,000 (US$578,000)) became due and payable and terms were extended by negotiation until July 31, 2007.

Historically, the Company undertook many of its film productions in conjunction with producers outside of Canada. The Company’s related production subsidiary is contingently liable for certain debts of the co-producer in the event of a default. Additional details are provided in note 26(a).

b)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to finalizing the financing for a film. Of the loans outstanding, $5,256,000 (US$4,755,000) (2005 - $2,230,000 (US$1,879,000)) is denominated in United States dollars. These “bridge loans” are repaid at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. The loans bear interest at a rate of 18% to 30% per annum. Fees and interest incurred during the year ended August 31, 2006 on such financing, which amount to $741,000 (2005 - $340,000), are incorporated in the cost of the films. As at August 31, 2006, the weighted average interest rate of the loans outstanding was 20.96% (2005 – 26.5%).

c)

Loan from a related party

On June 16, 2006, the Company entered into an agreement with a company controlled by a director and a member of the Company’s senior management to loan the Company $2,740,000. The proceeds of the loan were used to consolidate existing production and bridge loans related to the financing of certain films, to finance the unencumbered tax credit receivables in connection with two additional films and to provide working capital. This loan bears interest at the rate of 18% per annum, is secured by the Company’s unencumbered entitlement to tax credits receivable on films it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution rights. The unrelated production companies’ guarantees are limited to each production company’s unencumbered entitlement to its tax credit receivables. The loan is due on December 1, 2007.

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

d)

Vendor financing arrangement

One of the Company’s wholly owned subsidiaries received an interest free loan from a provider of DVD replication services, pursuant to the trading arrangement with that service provider. The loan is secured by a general security over the assets of that subsidiary. The loan is repaid by periodic payments calculated to be in proportion with the volume of DVD’s replicated by the service provider. Any unpaid balance of the loan is due on February 22, 2009.

e)

Financing arrangements with a Limited Partnership

The Company has entered into financings with a Canadian limited partnership, which provides security for bank loans provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs. The limited partnership guarantee is secured by the Company by certain distribution rights relating to each project. In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

Accounts payable and accrued liabilities

	2006 $	2005 $

Trade accounts payable	4,354	879
Production related payables	3,529	3,113
Distribution liabilities	2,502	482
Royalties payable	999	-
Obligation to issue shares	-	142
Other liabilities	-	45

	11,384	4,661

Production related payables includes $nil (2005 - $1,417,000) amounts that are not expected to be repaid during the year ended August 31, 2007. All remaining balances are due within 12 months.

Deferred gain on disposal of real estate assets

During the year ended August 31, 2002, the Company sold two real estate properties. In October 2001, the first property was sold and realized a gain on the sale of $88,000. In January 2002, the second property was sold and realized a gain of $523,000.

The Company continued to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term.   The Company recognized $44,000 of this gain in the year ended August 31, 2006 (2005 - $98,000).

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

During the year ended August 31, 2004, PAPDC was not consolidated by the Company resulting in no gain being recorded (see note 15).

On December 1, 2004 the Company adopted AcG-15 as described in note 2(b), resulting in PAPDC being consolidated as it was determined to be a VIE of which the Company was the primary beneficiary. PAPDC was consolidated in the Company’s results of operations commencing December 1, 2004. These events have given rise to the amortization of the deferred gain of $98,000 for the nine months that PAPDC was consolidated in the Company’s results.

Acquisition of kaBOOM! Entertainment Inc.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (kaBOOM), a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada.  The cost of the purchase was $6,983,000 consisting of 1,033,058 common shares of the Company valued at $500,000, 50,000 options of the Company valued at $17,000, cash consideration of $3,000,000 paid at the time of closing, future cash consideration of $3,202,000 and direct costs of the acquisition of $264,000.  The fair value of the common shares issued of $0.48 per share was determined based on the date the transaction was announced and agreement was reached.  The options, which are fully vested, entitle the holder to acquire shares of the Company at an exercise price of $0.41.

The purchase agreement also provided for payment of a maximum additional consideration of $1,000,000 based on kaBOOM’s achieving certain results of operations for the twelve months ending April 30, 2006. kaBOOM’s results of operations for the twelve months ended April 30, 2006 gave rise to the full amount of the contingent consideration becoming payable.  The additional consideration has been included as a cost of the purchase.  The future cash consideration of $4,202,000 was settled from the proceeds of the private placement, as more fully described in note 18(a).

The obligations to settle the future cash consideration was supported by letters of credit amounting to $4,202,000 which were provided by a financial institution and certain of the preferred shareholders. Any portion of the letters of credit drawn would have resulted in a loan due by the Company to those parties.  The terms of the financial institution’s letter of credit provided for interest to be paid at the rate of 12% per annum and would be due on July 30, 2006.  The terms of the letters of credit provided by the preferred shareholders provided for interest to be paid at the prime rate plus 12% per annum and be due on demand.  In addition, the financial institution provided a term loan of $3,500,000 bearing interest at the rate of 12% per annum, compounded monthly and was due on July 30, 2006.  This term loan was settled from part of the proceeds of the private placement, as more fully described in note 18(a)(vii).

In conjunction with the provision of the financing described in the preceding paragraph, the Company incurred aggregate costs of $701,000 consisting of 731,060 common shares with a fair value of $325,000 issued to the financial institution, $108,000 which was payable in cash or common shares issuable to the preferred shareholders at the option of the Company and was ultimately settled by the issuance of 245,291 Common Shares and other fees and costs payable in cash of $268,000.  These costs are amortized over the term of the loan and lines of credit.

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

The Company also paid certain share issuance costs amounting to $25,000 which have been charged to capital stock.

The acquisition of kaBOOM has been accounted for by the purchase method and the results of operations of kaBOOM have been included since January 23, 2006.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of the purchase over the fair values of net assets acquired.

$
Cash and cash equivalents	232
Accounts receivable	3,920
Inventory	2,150
Investment in film and television	1,072
Property and equipment	125
Intangible assets (note 12)	2,100
Prepaid expenses	7
Goodwill	5,252
Accounts payable and accrued liabilities	(5,884)
Future income tax liability	(991)
Total consideration	7,983

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisition of kaBOOM. The description of each intangible asset along with each amortization period is as follows;

	Estimated fair value $	Accumulated amortization $	Net Book value $

Brand	300	38	262
Customer relationship	1,800	187	1,613

	2,100	225	1,875

Amortization of intangible assets totalling $225,000 for the period, as calculated from the date of acquisition of kaBOOM is included in other amortization.  Intangible assets represents the fair value of kaBOOM’s brand and customer contract acquired.  The customer relationships and brand intangible assets are amortized on a straight-line basis over a period of six and five years respectively from the date of acquisition.

The estimated aggregate amortization expense for the intangible assets over the next five years is $360,000 per year.

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Deferred financing costs

Deferred financing costs of $701,000 represent costs associated with establishing the term loan in connection with the acquisition of kaBOOM’s issued and outstanding shares, as described in note 11.  The deferred financing costs were amortized over the term of the loan which matured on July 30, 2006 and are included in interest expense.

Gain (loss) on settlement of obligations

On January 20, 2003, the Company entered into a number of agreements to effect a business reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank – California (Comerica), by which the debts of the Company, and its subsidiaries, to Fremantle and Comerica (collectively, the Lenders) were renegotiated.

Debt restructuring

During the year ended August 31, 2002, the Company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the Company and a secured interest in certain copyrights to productions. The term loan note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the Company failed to make scheduled repayments of principal of $500,000 and also interest owing.

Pursuant to the Debt Repayment Agreement, Fremantle agreed to the restructuring of the remaining $7,580,000 term loan by revising the source of debt repayments and security to be restricted to the business, assets, and undertakings of the Company as they existed immediately prior to January 30, 2003 (the pre-existing assets). The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the Company of all outstanding amounts.

Under the terms of the Debt Repayment Agreement, the Company issued to Fremantle a Conversion Right Certificate (the Fremantle conversion instrument) wherein it was agreed that if any amount of the Fremantle debt, including unpaid interest, remained outstanding as of December 31, 2004, Fremantle would, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event would the conversion price be less than $3.00 per share.  Pursuant to the terms of the Fremantle conversion instrument, 2,527,000 common shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, were reserved for issuance.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the Company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the Company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

Pursuant to the Release and Reconstitution Agreement, the terms of the loan guarantee were restructured to restrict repayment of the obligation to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets. The Company also issued a Conversion Right Certificate (the Comerica conversion instrument) to Comerica wherein it was agreed that if any amount of the loan remained outstanding as of December 31, 2005, Comerica would, for a period of 90 days, have the right to convert such unpaid amount to common shares in the capital of the Company at a deemed price of $5.00 per share. Pursuant to the terms of the Comerica conversion instrument, the Company reserved a sufficient number of shares that could be issued in settlement of the US$1,075,000 obligation.

Obligation to issue shares

At the time of the reorganization and rationalization, the Company estimated that the fair value of the obligation to issue shares to the Lenders was $2,887,000 and charged that amount against a computed gain arising on the modification of the debt. Since, upon exercise by the Lenders’ of their respective conversion instruments, the Company had issued a right to the Lenders to receive a variable amount of shares in settlement of their loans, the Company reflected the amount as a liability.

Issuance of shares in escrow and subsequent settlement

During the year ended August 31, 2004, the Company voluntarily issued 3,489,814 common shares to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the common shares of the Company to the Lenders should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. A director, officer and shareholder of the Company serves as escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision to convert the obligations to common shares of the Company.

During the year ending August 31, 2005, Fremantle converted its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common stock. As a result of Fremantle’s conversion the Company recognized a gain on settlement (including change in value of the obligation up to settlement) of its obligation to issue shares of $1,105,000 representing the difference between the carrying amount of the obligation and the fair value of the Company’s common stock issued on the conversion date and a gain on settlement of liability of $1,455,000 representing the extinguishment of the Company’s distribution liability to Fremantle.

On March 30, 2006 Comerica converted its US$1,075,000 loan for 215,000 common shares in the Company (note 18(a)).  The Company has recognized a loss of $15,000 on the settlement of its obligation which represents the extinguishment of the Company’s distribution liability to Comerica.

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

As a result of the above the Company has recognized a gain (loss) on settlement of its obligation related to the Lenders as follows:

	2006 $	2005 $	2004 $

Settlement of obligation to issue shares	-	1,105	-
Settlement of liability to Fremantle	-	1,455	-
Settlement of liability to Comerica	(15)	-	-

	(15)	2,560	-

Sale and reacquisition of PAPDC

Pursuant to the reorganization described in note 14, the Company’s wholly owned subsidiary PAPDC is owner of substantially all of the pre-existing assets, which consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing on the date of the reorganization.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to Fremantle and Comerica. However, the Company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them (see note 14 for additional discussion).

As described in note 14, the Company voluntarily issued common shares, in escrow, to PAPDC to settle the Lenders’ obligations. There remain 343,689 common shares held in escrow following the issuance of shares to the Lenders in settlement of their obligations.

Subsequent to the reorganization, the Company sold all of its shares in PAPDC. As described in note 3, the Company determined that PAPDC was a VIE under the rules governing AcG-15.

On May 26, 2005, the Company re-acquired the 100% of the PAPDC shares for a nominal amount, which had no effect on the carrying amount of any assets or liabilities.

Pursuant to the original arrangements with PAPDC, the Company was obligated to carry out management services for PAPDC. This obligation continued until June 25, 2004. During the year ended August 31, 2006, the Company recovered costs against the payable to Fremantle of $nil (2005 - $145,000) (2004 - $427,000).

Film financing transaction

During the year ended August 31, 2004, the Company entered into certain financing arrangements with two United Kingdom limited partnerships (limited partnerships) with respect to two films. Under these

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

arrangements, the Company received $22,554,000 (£9,522,000) in exchange for providing the limited partnerships with the master negative and a revenue guarantee relating to the distribution of the films. The Company obtained the worldwide rights to distribute the films for renewable 25-year terms. Pursuant to the arrangements, the Company is obligated to pay the limited partnerships $24,291,000 (£11,567,000) in April 2009 under that revenue guarantee.

As security for the full value of the obligation due in 2009, the Company was required to place on deposit with a financial institution the amount of $21,339,000 (£9,034,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit, as well as the interest earned thereon, are restricted for use as security for the guarantee and cannot be used for any other purpose. At August 31, 2006, the amount of the deposit was $21,272,000 (£10,108,000) (2005 - $20,597,000) (2005 - £9,626,000). This deposit is included in restricted term deposits. The Company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation is accreted over the term to maturity at the effective interest rate or 5%.

During the year ended August 31, 2004, the Company recorded the difference between the amount of cash received and the amount recorded as an obligation to the limited partnerships of $1,215,000 (£488,000) as a reduction in the Company’s carrying value of its investment in these two films.

During the year ended August 31, 2006, interest income and interest expense of $991,000 (£481,000) (2005 -$811,000 (£356,000)) was included in the results of operations.

Income taxes

Temporary differences give rise to the following future income tax assets and liabilities:

	2006 $	2005 $	2004 $
Future income tax assets
Property and equipment	412	394	-
Share issue costs	426	26	-
Investment in film and television programming	2,384	1,832	1,041
Gain on sale of asset	-	16	-
Loan provision	-	-	3,568
Losses available for future periods	5,722	5,045	4,571
Other	-	2	-

Gross future tax assets	8,944	7,315	9,180
Valuation allowance	(4,249)	(3,067)	(8,585)

Net future income tax assets	4,695	4,248	595

Future income tax liabilities
Property and equipment	-	(5)	(2)
Investment in film and television programming	(4,819)	(4,243)	(593)
Intangible assets	(759)	-	-

	(5,578)	(4,248)	(595)

	(883)	-	-

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

At August 31, 2006, the Company has approximately $3,087,000 in non-capital losses available for deduction against taxable income in future years. These losses expire as follows:

$

2007	37
2008	12
2009	579
2010	19
2014	412
2015	729
2026	1,299

3,087

The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

	2006%	2005%	2004%

Corporate statutory income tax rate	(35.66)	35.66	(36.3)
Add (deduct) the effect of
Decrease in tax rates	-	-	32.6
Utilization of previously unrecognized tax losses	-	-	(137.1)
Expiration of unrecognized tax losses	4.60	-
Gain (loss) on settlement of obligation	-	(63.01)	-
Items not deductible for income tax purposes	(1.20)	6.49	2.4
Change in valuation allowance on future tax assets	16.42	20.86	66.4
Other	14.94	-	3.2

Effective tax rate	(0.90)	-	(68.8)

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value

Unlimited Preference Shares, issuable in series without par value

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

The Company may at its option, at any time after, July 29, 2009 redeem any or all outstanding Series I Preference Shares at an exercise price of US$ 0.46 per share and any or all outstanding Series II Preference Shares at an exercise price of US$ 0.50 per share.

(i)

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a   price of US$0.50 per share for total proceeds of US$717,948.

(ii)

On March 30, 2006, Comerica Bank of California agreed to convert its US$1,075,000 loan for   215,000 shares of the Company’s common stock.

(iii)

On April 24, 2006, 500,000 Series II Preference Share warrants were exercised at a price of   US$0.50 per share for proceeds of US$250,000.

(iv)

In connection with the kaBOOM acquisition (note 11), certain preferred shareholders provided letters of credit in return for a fee that was eligible to be settled in cash or common shares at the option of the Company. The fee was classified as equity as it was settled by a fixed number of shares the fair value of which was estimated to be $108,000. On April 24, 2006, the Company issued 245,291 common shares to settle the fees.

(v)

On April 28, 2006, the Company issued 178,620 common shares in settlement of $97,000   of   dividends payable to certain preferred shareholders. The value of the shares issued to settle the   liability was $123,000 and therefore the Company recorded a loss on settlement of the   dividends of $26,000.

(vi)

On May 25, 2006, 726,032 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of US$363,016.

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

(vii)

On June 7, 2006, the Company completed a private placement of 7.5 million common shares   for gross proceeds of $9,075,000 (net proceeds of $8,370,000). The proceeds were used to   repay a term loan of $3,447,000, to settle letters of credit amounting to $4,202,000 in   connection with the kaBOOM acquisition and to provide working capital.

(viii)

During the year ended August 31, 2006, the Company issued 441,333 common shares for gross proceeds of $255,000 in connection with employee stock options that had been exercised.  A balance of $118,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

(ix)

During the year ended August 31, 2006, the Company recorded dividends of $308,000 (2005 - $22,000) in respect of the Series I Preference Shares and the Series II Preference Shares being 10% of their subscription face value of US$3,330,965 (2005 – US$2,000,000).

Issued

		Common	Preferred – Series I		Preferred – Series II
	Number of shares	Amount $	Number of shares	Amount $	Number of shares	Amount $	Total amount $

Balance – August 31, 2004	17,408,677	35,925	-	-			35,925

Issued for shares for services	280,813	169	-	-			169
Issued for cash – July 29, 2005	-	-	4,347,827	1,656			1,656
Reduction in paid-up capital	-	(29,707)	-	-			(29,707)
Issued from escrow – settlement of Fremantle obligation (note 14)	2,931,125	1,846	-	-			1,846

Balance – August 31, 2005	20,620,615	8,233	4,347,827	1,656			9,889

Issued for cash on exercise of Series II Preference Warrants (note 18(a)(i),(iii),(vi)	-	-	-	-	2,661,929	1,516	1,516
Transfer of warrant fair value on exercise of Series II Preference warrants (note 20)	-	-	-	-	-	424	424
Issued for kaBOOM acquisition (note 11)	1,764,118	800	-	-	-	-	800
Issued for settlement of financing fees (note 18(a)(iv))	245,291	108	-	-	-	-	108
Issued for settlement of dividend payable (note 18(a)(v))	178,620	123	-	-	-	-	123
Issued from escrow – settlement of Comerica obligation (note 14)	215,000	157	-	-	-	-	157
Issued for cash on exercise of stock options (note 18(a)(viii))	441,333	373	-	-	-	-	373
Issued for cash – June 7, 2006 (note 18(a)(vii))	7,500,000	8,370	-	-	-	-	8,370

Balance – August 31, 2006	30,964,977	18,164	4,347,827	1,656	2,661,929	1,940	21,760

Shares held in escrow (note 15)	343,689	351	-	-			351

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

b)

Stock options

In 1997, the Company adopted a stock option plan (the Plan) which was approved by the Company’s shareholders on January 28, 1998 pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001, January 20, 2003, and February 2006, the Company’s shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 6,217,466 common shares of the Company. Stock options are granted with an exercise price in Canadian dollars equal to the stock’s fair market value at the date of grant. All stock options have terms between one and three years and vest and become fully exercisable immediately or after up to 37 months. The Company intends to issue new shares for any stock options exercised.

The following table summarizes information about stock options outstanding as at August 31, 2006:

		Options outstanding
Expiry date	Exercise price per share $	Common	Weighted average remaining contractual life (years)

December 12, 2008	0.41	50,000	2.3
December 1, 2008	0.47	125,000	2.3
January 23, 2009	0.48	150,000	2.4
July 1, 2008	0.52	300,000	1.8
July 28, 2008	0.52	100,000	1.9
September 9, 2008	0.58	218,667	2.2
February 1, 2010	0.63	250,000	3.5
August 31, 2009	0.63	617,500	3.0
February 25, 2008	0.65	647,500	1.5
September 1, 2008	0.73	125,000	2.1
May 15, 2009	1.31	150,000	2.8
June 1, 2009	1.38	125,000	2.8
August 31, 2010	1.40	50,000	2.8

		2,908,667	2.4

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

The following table summarizes information about stock option transactions:

	2006		2005
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Balance – beginning of year	1,445,000	0.60	40,000	0.70

Granted	1,975,000	0.71	1,425,000	0.60
Exercised	(441,333)	(0.57)	-	-
Expired	(10,000)	(0.50)	-	-
Forfeited	(60,000)	(0.65)	(20,000)	(0.90)

Balance – end of year	2,908,667	0.68	1,445,000	0.60

The weighted average fair value of options granted in the year was $0.39 (2005 - $0.42; 2004 - $0.70).

At August 31, 2006, a total of 1,517,215 (2005 – 626,830; 2004 – 40,000) options were exercisable at a weighted average exercise price of $0.69 (2005 - $0.62; 2004 - $0.70).

The following table summarizes information about unexercisable stock options outstanding at August 31, 2006;

	2006		2005
	Number of shares	Weighted average grant-date fair value $	Number of shares	Weighted average grant-date fair value $

Balance – beginning of year	818,620	0.41	-	-

Granted	1,975,000	0.89	1,425,000	0.42
Vested	(1,392,168)	(0.42)	(606,380)	(0.43)
Forfeited	(10,000)	(0.43)	-	-

Balance – end of year	1,391,452	0.38	818,620	0.41

As at August 31, 2006, the Company had total compensation cost related to non-vested awards not yet recognized of $225,000 (2005 - $106,000; 2004 - $nil) with a weighted average period of 2.6 years (2005 – 2.4 years; 2004 – nil years).

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

c)

Stock-based compensation to employees

The Company has recorded stock compensation expense for the stock options granted to employees in the amount of $623,000 in the year ended August 31, 2006 (2005 - $257,000) and is included in selling, general and administrative expenses. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted:

	2006	2005	2004

Volatility (based on historical volatility)	93 to 108%	103 to 108%	113%
Risk-free interest rate	2.5 to 3.0%	2.5 to 3.0%	3.5%
Expected life	0.5 to 3.0 years	3.0 years	3.0 years

Historically, no dividends have been paid on common shares and none have been assumed.

Contributed surplus

The Company issued stock options to employees during the year ended August 31, 2006 as compensation. The Company has recognized $623,000 (2005 - $257,000) (note 18(c)) as expense and contributed surplus, additionally the Company issued options valued at $17,000 in connection to the acquisition of kaBOOM.

An amount of $118,000, representing the value attributed to the stock options exercised during the year was transferred to the cost of the issued common shares (see note 18(a)(vii)).

Amount $

Balance – August 31, 2004	2,085

Issuance of stock options	257

Balance – August 31, 2005	2,342

Issuance of stock options	640
Stock options exercised	(118)

Balance – August 31, 2006	2,864

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Warrants

Series II Preferred Share Purchase Warrants

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants was $693,000.

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any   time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$717,948.

On May 25, 2006, 726,032 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$363,016.

On April 24, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$250,000.

An amount of $424,000, representing the value of the Series II Preference Share warrants exercised during the year to August 31, 2006 was transferred to the cost of the issued Series II Preference Shares.

Common Share Purchase Warrants

On February 7, 2006, the Company issued 1.5 million Common Share warrants to a firm of marketing and publicity consultants.  1 million warrants vested immediately and 500,000 warrants vest at the end of the arrangement 12 months after the grant date.  As a result, the Company recorded an expense of $469,000. Each warrant is convertible into one common share of the Company at an exercise price of US$0.54, exercisable until February 7, 2009. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2-3 years, a risk free rate of interest of 4.0% and an expected volatility of between 94.38% and 102.6%.

On June 7, 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement described in note 18(a)(vii), a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable until June 7, 2010. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk free rate of interest of 4.16% and an expected volatility of 102.6%.

During fiscal 2001, the Company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per share,

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company’s shares on the date of grant, no compensation expense was recorded.  During the year, the warrants were not exercised and have since expired.

	Common Share Purchase Warrants		Series II Preference Share Purchase Warrants
	Number of Shares	Amount $	Number of Shares	Amount $	Total Amount

As at August 31, 2004	100,000	-	-	-	-

Issued	-	-	4,347,825	693	693
Converted	-	-	-	-	-
Expired	-	-	-	-	-

As at August 31, 2005	100,000		4,347,825	693	693

Issued	1,769,000	741	-	-	741
Converted	-	-	(2,661,929)	(424)	(424)
Expired	(100,000)	-	-	-	-

As at August 31, 2006	1,769,000	741	1,685,896	269	1,010

As at August 31, 2006, the following warrants were outstanding to acquire Common Shares and Preferred Shares as indicated in the table below:

		2006		2005
Expiry date	Exercise price per share	Common	Series II Preferred	Common	Series II Preferred
	$
April 16, 2006 (Class B)	US 2.72	-	-	100,000	-
February 6, 2009	US 0.54	1,500,000	-	-	-
June 7, 2010	1.21	269,000	-	-	-
July 29, 2009	US 0.50	-	1,685,896	-	4,347,827

		1,769,000	1,685,896	100,000	4,347,827

(26)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Interest expense

	2006 $	2005 $	2004 $
Interest expense comprises the following:
Bank credit facility	36	-	-
Amortization of deferred finance costs and debt discounts	701	-	-
Production loans	1,053	142	195
Film finance transaction (note 16)	991	811	-
Other	91	-	25

	2,872	953	220

Interest capitalized to film and television programming costs	1,111	747	428

Earnings (loss) per common share

(amounts in $ except weighted average number of shares)	2006	2005	2004

Numerator for basic net earnings (loss) per common share
Net (loss) earnings	(4,120)	1,449	(484)
Less: Preference share dividends	(308)	(22)	-

Earnings used for basic net earnings (loss) per common share	(4,428)	1,427	(484)
Denominator for basic net earnings (loss) per common share
Weighted average number of common shares outstanding	23,741	19,254	17,314

Basic net earnings (loss) per common share	(0.19)	0.07	(0.03)

Numerator for diluted net earnings (loss) per common share:
Net earnings (loss) used in computing basic net earnings (loss) per common share	(4,428)	1,427	(484)
Denominator for diluted net earnings (loss) per common share
Weighted average number of common shares	23,741	19,254	17,314
Stock options and warrants	-	19	-

Shares used in computing diluted net earnings (loss) per common share	23,741	19,273	17,314

Diluted net earnings (loss) per common share	(0.19)	0.07	(0.03)

For the year ended August 31, 2006, the effect of potentially dilutive Series I & II Preferred Shares and Series II Preferred Share warrants, stock options and other warrants (note 20) were excluded from the calculation of diluted earnings per share, as they are anti-dilutive as the exercise price is greater than share price, to the basic earnings (loss) per common share.

(27)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

For the year ended August 31, 2005, the effect of potentially dilutive Series I & II Preferred Shares and Series II Preferred Share warrants, were excluded from the calculation of diluted earnings per share, as they are anti-dilutive as the exercise price is greater than share price, to the basic earnings (loss) per common share.

For the year ended August 31, 2004, the effect of potentially dilutive stock options and, other warrants (note 20) were excluded from the calculation of diluted loss per share, as they were anti-dilutive to the basic loss per common share.

Changes in non-cash operating working capital

	2006 $	2005 $	2004 $

Accounts and other receivables	(4,528)	3,070	(1,340)
Inventory	320	-	-
Prepaid expenses and deposits	(200)	(45)	289
Other assets	(511)	-	-
Accounts payable and accrued liabilities	1,023	(7,945)	9,424
Distribution obligation	-	(12)	(845)
Deferred revenue	275	(2,800)	(5,499)

	(3,621)	(7,732)	2,029

Non-cash transactions

	2006 $	2005 $	2004 $
Fair value of warrants attributed to issuance of Series II Preference Shares	424	-	-
Issuance of common shares for purchase of kaBOOM! Entertainment Inc. (note 11)	500	-	-
Issuance of common shares for deferred financing costs (note 11)	300	-	-
Issuance of common shares on conversion of debt (note 14)	157	1,846	-
Settlement of obligation to issue shares on conversion of debt (note 14)	-	1,105	-
Settlement of Fremantle liability on conversion of debt (note 14)	-	1,455	-
Issuance of shares for settlement of obligations (note 18(a)(iv),(v))	205	169	-
Related party loan forgiveness (note 29(c))	-	-	2,726
Repayment of related party balances through legal offset (note 29(c))	-	-	1,960

(28)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Government assistance

The Company claims refundable tax credits related to its production activities from Canadian federal and provincial governments and the New York State government. During the year ended August 31, 2006, the Company estimated its entitlement to tax credits related to productions started during the year to be $2,495,000 (2005 - $1,105,000), which is recorded as a reduction in the cost of film and television programming. Adjustments, if any, to the Company’s various incentive claims will be recognized at the time such adjustments are assessed as probable.

Commitments and contingencies

a)

Loan guarantees

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At August 31, 2006, the total amount of such unpaid loans was approximately $223,000 (2005 - $343,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

b)

Film distribution rights commitment

At August 31, 2006, the Company had commitments of $2,229,000 (2005 - $3,134,000) with respect to the acquisition of film distribution rights to 10 films, which will be delivered to the Company during the year ended August 31, 2007. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2007.

c)

Legal claims

i)

Viacom, Inc.

On October 2, 2001, the Company initiated an action against Viacom, Inc., MTV Networks, VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants’ failure to honour a contract for the co-financing of the television series Big Sound. The Company believes that it is not possible to estimate the impact, if any, that the resolution of this matter will have on the Company’s results of operations, financial position or cash flows.

(29)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

ii)

The Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

d)

During the year ended August 31, 2005, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a third party producer’s financing for a production for which PAF has acquired worldwide distribution rights.  The Company has been advised that the related financing obligation was fully satisfied prior to August 31, 2006.

e)

Operating lease commitments

The Company is committed to certain operating lease payments for premises. The total annual rental commitments are as follows:

Lease obligations $

2007	377
2008	523
2009	601
2010	589
2011	559

2,649

f)

Business acquisition

On April 13, 2006, the Company entered into a binding letter of agreement, as amended on July 7, 2006, to acquire all of the outstanding shares of Castle Hill Productions Inc. and Dream LLC, which holds the rights to a library of films for a minimum purchase price of US$9,000,000, which may be increased upon completion of the purchase documentation.  The closing of the acquisition has been extended to November 30, 2006 with an outside date of December 15, 2006.  The purchase consideration will be $8,000,000 cash and $1,000,000 in issuance of Company shares.  As at August 31, 2006, the Company had incurred $511,000 in costs directly associated with the acquisition which is included in deferred acquisition costs on the consolidated balance sheet.

(30)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Financial instruments

Fair value

The Company’s financial instruments included cash and cash equivalents, bank credit facility, restricted term deposits, accounts and other receivables, production loans, revenue guarantee obligation, obligation to issue shares and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at August 31, 2006. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity.

Credit risk

Concentration of credit risk with the Company’s customers is limited due to the Company’s customer base and the diversity of its sales throughout the world.  The Company performs ongoing credit evaluations and maintains a provision for potential credit losses.  In excess of 44% (2005 – 63%) of the Company’s revenues and receivables are generated from international sales.

The Company considers the credit risk associated with the term deposits of $21,272,000 minimal.

In the year ended August 31, 2006, one customer represented approximately 25% (2005 – 30%), a second customer approximately 9% (2005 – 28%), a third customer approximately 5% (2005 – 9%), and two customers approximately 8% (2005 – nil %) each of total revenues. The Company maintains an allowance of $259,000 (2005 - $628,000) for potential credit losses.

Currency risk

During the year ended August 31, 2006, the Company derived approximately 47% (2005 – 83%) of its revenues in U.S. funds. The Company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

At August 31, 2006, approximately $19,208,000 (2005 - $13,354,000) of the Company’s liabilities were denominated in U.S. dollars.

The Company had no derivative instruments outstanding at August 31, 2006 and 2005.

Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its variable rate bank credit facility and production loans described in notes 7 and 8. As at August 31, 2006 and 2005, there were no interest rate conversion agreements outstanding.

(31)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Segmented information

The Company reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition, production and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content. The Company has created a new business segment, Home Entertainment, which reflects the Company’s new business, as described in note 11.

Management focuses on and measures the results of operations based on earnings (loss) from operations before the undernoted as presented in the consolidated statement of earnings. Segmental earnings (loss) before the undernoted is defined as segment revenues less segment amortization of investment in film and television programming and segment selling, general and administrative expenses. Selling general and administrative expenses include costs that are not directly attributable to the reportable business segments. These expenses include salaries, professional fees, occupancy expenses and general and administrative costs and are included as corporate activities.

The Company has changed the structure with which it reports segments and has restated the corresponding information of prior periods. Selected information for the Company’s operating segments, net of intercompany amounts, is as follows:

	2006 $	2005 $	2004 $

Revenue
Motion Picture	9,399	9,200	18,327
Television	2,265	1,547	2,909
Home Entertainment	9,594	-	-
	21,258	10,747	21,236

Segmental (loss) earnings from operations before the undernoted
Motion Picture	(1,205)	(878)	(1,653)
Television	648	599	1,262
Home Entertainment	876	-	-
Corporate	(3,463)	(1,572)	(534)
	(3,144)	(1,851)	(925)

(32)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Total Assets
Motion Picture	64,538	47,335	54,665
Television	5,598	3,833	2,803
Home Entertainment	13,406	-	-
	83,542	51,168	57,468

Goodwill by reportable business segment as follows:

Home Entertainment	5,252	-	-
	5,252	-	-

Revenue by geographic location, based on the location of customers, is as follows:

	2006 $	2005 $	2004 $

Revenue
Canada	11,770	3,949	3,409
United States	3,443	4,931	6,539
France	-	-	1,184
United Kingdom	130	236	571
Germany	1,049	-	427
Netherlands	-	-	4,613
Italy	-	-	3,256
Other foreign	4,866	1,631	1,237

	21,258	10,747	21,236

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the year ended August 31, 2006 the Company paid $190,000 (2005 - $185,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

b)

During the year ended August 31, 2006, the Company paid $nil (2005 - $32,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

(33)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

c)

During the year ended August 31, 2006, the Company received payment of $nil (2005 - $nil) from a company controlled by a shareholder, director and officer of the Company in repayment of an outstanding balance owing. This balance was unsecured, non-interest bearing and had no specified repayment date.

d)

As at August 31, 2006, included in accounts receivable was $nil (2005 - $1,421,000 (US$1,200,000)) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount was secured by an irrevocable letter of credit.

e)

On June 16, 2006, the Company entered into an agreement with a company controlled by a director and a member of the Company’s senior management to loan the Company $2,740,000 (note 8). The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. The loan is due on December 1, 2007. During the year, the Company incurred interest of $99,000, which is included in interest expense in the statement of earnings.

f)

As at August 31, 2006, included in production loans was $50,000 due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan is due on demand and is interest free.

g)

During the year ended August 31, 2006, the Company paid interest of $13,000 to a member of the Company’s senior management in respect of an interim bridge loan provided for one of the Company’s productions.  The interest is reflected as a cost of that production in investment in film and television programming.

Other related party transactions and balances have been described elsewhere in these financial statements.

Recent Canadian accounting pronouncements

a)

Accounting Changes

In September 2005,, the CICA released new Handbook Section 1506, “Accounting Changes” (Section 1506), effective for annual and interim periods beginning on or after January 1, 2007. This section replaces the former section 1506 which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.  The Company has determined that Section 1506 will not have any impact to the consolidated results of operations or financial position.

b)

Determining the Variability to be Considered in Applying AcG-15

In September 2006, the Emerging Issues Committee issued EIC-163 “Determining the Variability to be Considered in Applying AcG-15”, effective for the first interim or annual reporting period beginning on or after January 1, 2007. EIC-163 defines that the variability to be considered in applying AcG-15 is to be

(34)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

based on analysis of the design of the entity and prescribes the steps to be undertaken in such an analysis.  The Company has not yet determined the impact of adopting EIC-163 on its consolidated results of operations or financial position.

Subsequent events

On November 1, 2006, the Company entered into a binding letter agreement with CSC Global Technologies Inc. (“CSC”). Pursuant to the Agreement, a new company will be created, where 51% of the common shares will be owned by the Company and 49% owned by CSC.  The agreement will require the Company to provide financing toward the start up of the business venture.  The amount of this obligation has not yet been determined.

United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission (SEC).

a)

Application of U.S. GAAP

i)

Gain on settlement of debt

During the year ended August 31, 2003, the Company entered into a number of agreements to effect a business reorganization and rationalization of its assets, operations and subsidiaries resulting in the modification of certain debts and obligations outstanding at the time. The modification of the debt was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets (see discussion in note 14).

For Canadian accounting purposes the Company recognized a $3,094,000 gain on modification of the debt. For U.S. GAAP purposes, the gain was not recognized. The debt restructuring was considered to be a troubled debt restructuring under U.S. GAAP in accordance with Statement of Financial Accounting Standards (SFAS) 15 and, accordingly, the gain can only be recognized when realized upon issuance of the variable number of shares issuable in settlement of the Company’s obligation as set out in note 14. During the year ended August 31, 2006, the Company issued 215,000 common shares to settle US$1,075,000 of debt, which resulted in a gain of $1,173,000. During the year ended August 31, 2005, the Company issued 2,931,125 shares to settle $8,793,000 of the debt, which resulted in a gain of $1,921,000.

(35)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

ii)

Film financing transaction

During the fiscal year ended August 31, 2004, the Company entered into various film financing arrangements which require repayment of certain amounts in future periods through a revenue guarantee obligation. For Canadian accounting purposes, the Company recognized the difference between the cash received and the obligation to the limited partnership as a reduction in the carrying value of its investment in film and television programming. For U.S. GAAP purposes, the difference would be recorded as a liability and accreted to income over the period for which the obligation remains outstanding. Accordingly, interest expense and amortization of the investment in film and television programming differ between U.S. and Canadian GAAP.

iii)

Adoption of FIN 46(R)

Effective August 31, 2004, the Company was required to adopt Financial Accounting Standards Board (FASB) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (FIN 46(R)). FIN 46I expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity. Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. FIN No. 46(R) requires a variable interest entity (VIE) to be consolidated by a company if that company is the primary beneficiary of that entity. An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of FIN 46(R), the Company is required to consolidate the assets, liabilities and operating results of PAPDC. As described in note 15, PAPDC is the owner of the Company’s assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as described in note 15, the Company continued to have a variable interest in PAPDC, and it was determined that the Company was required to absorb the majority of the expected losses of PAPDC. Under the rules governing FIN 46(R), the Company is considered the primary beneficiary of PAPDC and consequently the Company has consolidated PAPDC on a prospective basis effective August 31, 2004.

The impact of consolidating PAPDC under U.S. GAAP in the year ended August 31, 2004 resulted in an increase in property and equipment, net of accumulated amortization, of $371,000 and tax credits receivable of $56,000, an increase in accounts payable, deferred gain and a non-controlling minority interest of $54,000, $174,000 and $146,000, respectively, and a cumulative effect of a change in accounting principle of $53,000.

Effective December 1, 2004, the Company adopted ACG-15 “Consolidation of Variable Interest Entities” under Canadian GAAP such that no reconciling differences existed in respect of FIN 46(R) in the Company’s results after that date. For the period from September 1, 2004 and November 30, 2004, there was a reconciling difference between U.S. GAAP and Canadian GAAP of $14,000 in the income statement.

(36)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

iv)

Beneficial conversion feature – Series I Preference Shares

During the year ended August 31, 2005, the Company completed a private placement consisting of $4,347,827 Units for gross proceeds of US$2 million. The Company allocated the proceeds from the private placement between the Series I Preference Shares and the Series II Preference share purchase warrants using a relative fair value approach. The value assigned to the convertible Preference Shares was less than the fair value of the Preference Shares at the date of issue. For U.S. GAAP purposes, any such beneficial conversion feature is recognized as a discount to the value of the Series I Preference Shares to be amortized over the period starting from the date of issuance to the earliest conversion date of the Series I Preference shares. The Series I Preference Shares were convertible on the date of issuance resulting in the entire discount being amortized during the year. For Canadian GAAP this discount is not recognized.

v)

Beneficial conversion feature – Series II Preference Shares

During the year ended August 31, 2006, 2,661,929 Series II Preference Share purchase warrants were exercised at a price of US$0.50 per share.  The Series II Preference Share purchase warrants were issued at a price below par value and therefore the intrinsic value of those warrants is evaluated at the date of exercise; where the deemed proceeds is less than the fair value of the underlying common stock that would be received upon exercising the convertible preference shares, a beneficial conversion feature is recognized.  For U.S. GAAP purposes, any such beneficial conversion feature is recognized as a discount to the value of the Series II Preference Shares to be amortized over the period starting from the date of issuance to the earliest conversion date of the Series II Preference shares. The Series II Preference Shares were convertible on the date of issuance resulting in the entire discount being amortized during the year. For Canadian GAAP this discount is not recognized.

vi)

Non-employee stock based transaction

As described in note 20, the Company granted 1.5 million common share purchase warrants to a firm of marketing and publicity consultants as partial remuneration for services. For Canadian accounting purposes, the Company recognized the grant as an increase in the warrant balance since the warrants must be settled in registered shares. For U.S. GAAP purposes, the non-exercisable portion of the grant would be recorded as a liability with gains or losses arising from the revaluation of the liability fair value to the date the shares for the warrants are registered being included in the period operating results over the period for which the obligation remains outstanding. Accordingly, gains or losses on the settlement of the obligation differ between U.S. and Canadian GAAP.

vii)

Reduction of deficit

During the year ended August 31, 2005, for Canadian GAAP purposes, as permitted under Section 34(1)(b)(ii) of the Ontario Business Corporation Act the Company reduced its stated capital in the amount of $29,707,000 to be applied to reduce the accumulated deficit. A reduction of stated capital for the purpose of reducing an accumulated deficit is not permitted under U.S. GAAP. There is no effect to the shareholders’ equity arising from this reconciling difference.

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

Under U.S. GAAP, the net loss and loss per share figures for the years ended August 31, 2006, 2005 and 2004, and the shareholders’ equity as at August 31, 2006 and 2005 are as follows:

	Net earnings (loss)			Shareholders’ equity
	2006 $	2005 $	2004 $	2006 $	2005 $

Net earnings (loss)/shareholders’ equity – Canadian GAAP	(4,120)	1,449	(484)	17,631	9,349
Gain on settlement of debt (note 32(a)(i))	1,173	1,921	-	-	(1,173)
Benefit realized on film financing transaction (note 32(a)(ii))	150	186	(882)	(547)	(696)
Adoption of FIN 46(R) (note 32(a)(iii))	-	14	53	-	-
Beneficial conversion feature – Series I Preference shares (note 32(a)(iv))	-	(693)	-	-	-
Beneficial conversion feature – Series II Preference shares (note 32(a)(v))	(605)	-	-	-	-
Non employee stock based compensation (note 32(a)(vi))	(351)	-	-	(351)	-

Net earnings (loss)/shareholders’ deficiency - U.S. GAAP	(3,753)	2,877	(1,313)	16,733	7,480

Denominator for basic net earnings (loss) per common share
Weighted average number of common shares outstanding	23,741	19,254	17,314
Basic earnings (loss) per common share under U.S. GAAP	(0.16)	0.15	(0.08)

Denominator for diluted net earnings per common share
Weighted average number of common shares outstanding	23,741	19,273	17,314
Diluted earnings (loss) per common share under U.S. GAAP	(0.16)	0.15	(0.08)

The denominator is calculated in the same way as under Canadian accounting principles, and the numerator is determined above.

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

The following table indicates the changes to the Company shareholders’ equity.

	2006 $	2005 $

Shareholders’ equity (deficit) – beginning of the year	7,480	(675)
Net (loss) earnings for the year	(3,753)	2,863
Issuance of Series I Preference Shares and warrant units (note 18)	-	2,349
Conversion of Series II Preference Share Warrants (note 18)	1,516	-
Beneficial conversion feature arising from issuance of Series I Preference Shares (note 32(a)(iv))	-	693
Beneficial conversion feature arising from issuance of Series II Preference Shares (note 32(a)(v))	605	-
Issuance of common shares for cash (note 18(a)(vii))	8,370	-
Issuance of shares in settlement of obligation (note 18(a)(iv),(v))	231	169
Issuance of stock options granted (note 19)	640	257
Issuance of warrants (note 20)	741	-
Issuance of common shares on conversion of debt (note 18(a)(ii))	157	1,846
Issuance of common shares for acquisition of kaBOOM (note 11)	800	-
Exercise of stock options (note 18(a)(viii))	255	-
Dividends declared (note 18(a)(ix))	(308)	(22)

Shareholders’ equity (deficit) – end of the year	16,733	7,480

b)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	2006 $	2005 $	2004 $

Balance - Beginning of year	628	490	197

(Credited) charged to expenses	(369)	138	293

Balance - End of year	259	628	490

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004

(dollar amounts in tables expressed in thousands of Canadian dollars)

ii)

Consolidated statements of cash flows

The Canadian accounting standard for the preparation of cash flow statements is consistent with the principles for cash flow statements in International Accounting Standard No. 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

c)

Recent U.S. accounting pronouncements

i)

In July 2006, the FASB issued Interpretation No. 48 (FIN48), “Accounting for Uncertainty in Income Taxes”.  FIN48 prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The requirements of FIN48 are effective for fiscal years beginning after December 15, 2006.  The Company has not yet determined the impact of adopting FIN48 on its consolidated results of operations or financial position.

ii)

In November 2006, the FASB issued SFAS 157, “Fair Value Measurements”.  SFAS 157 defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements.  The Company has not yet determined the impact of adopting SFAS 157 on its consolidated results of operations or financial position.

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